
SingTel


05008825

6 June 2005


SEC MAIL PROCESSING
RECEIVED
JUN 0 8 2005
WASH. D.C.
209
SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 30 May 2005 to 3 June 2005.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant Company Secretary


JUN 13 2005

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	02-Jun-2005 17:36:24
Announcement No.	00052

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	News Release - SingTel enters Bangladesh mobile market
Description	
Attachments:	NR2Jun05.pdf Total size = **111K** (2048K size limit recommended)


SEC MAIL PROCESSING
RECEIVED
JUN 0 8 2005
WASH. D.C.
209
SECTION

Close Window

Approved by PP

Jennifer Lim Lay Khim

From: ASX.Online@asx.com.au
Sent: Thursday, June 02, 2005 5:44 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



235154.pdf (150 KB)

ASX confirms the release to the market of Doc ID: 235154 as follows: Release Time: 02-Jun-2005 19:43:47 ASX Code: SGT File Name: 235154.pdf Your Announcement Title: News Release - SingTel enters Bangladesh mobile market



News Release

SingTel enters Bangladesh mobile market

US$118 million investment in PBTL enhances SingTel's regional footprint

Singapore, 2 June 2005 -- Singapore Telecommunications Limited (SingTel) today announced that it has invested US$118 million for a 45 per cent equity stake in Pacific Bangladesh Telecom Limited (PBTL). Of this investment, US$90 million will be applied towards the subscription of new shares.

In addition, SingTel has a call option to increase its equity interest in PBTL to 60 per cent for an additional US$65 million. The option can be exercised between 1 April and 30 June 2007.

Bangladesh has a population of approximately 140 million with low tele-density. The country has been enjoying real GDP growth of between 4.4 per cent and 6.1 per cent per annum over the last five years. There are currently around 5.4 million mobile phone users, representing about 3.9 per cent mobile penetration rate, while fixed-line penetration is under one per cent.

PBTL, a member of the Pacific Group, operates a nation-wide CDMA network in Bangladesh. It has approximately 320,000 customers representing about six per cent market share. With SingTel's investment, the company plans to embark on a US$100 million expansion programme to meet increasing customer demand.

Mr Lee Hsien Yang, SingTel's President and CEO, said: "SingTel believes that there will be rapid telecommunications growth in Bangladesh for years to come, as has been experienced in other regional markets which SingTel has invested in. PBTL is a company with strong growth prospects. With a well-known and established local partner like the Pacific Group and the expertise of SingTel, I am confident that PBTL can make a significant impact and contribution to the development of the telecommunications market in Bangladesh."

Mr Faisal Khan, representative of the Pacific Group and Vice Chairman of PBTL, said: "We are proud to welcome SingTel, the leading communications group in Asia, as our strategic investor. This investment by SingTel will place PBTL in a strong position to expand its network and will bring a host of products and services to the customers in Bangladesh at even more affordable prices."




SingTel

About SingTel

SingTel is Asia's leading communications group with operations and investments around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

With significant operations in Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

To serve the needs of multi-national corporations, SingTel has a network of 34 offices in 16 countries and territories throughout Asia Pacific, Europe and the United States. These offices enable SingTel to deliver reliable and quality network solutions to its customers, either on its own or jointly with local partners.

The Group also has major investments in India, Indonesia, the Philippines and Thailand. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving almost 65 million customers in six markets.

SingTel employs more than 19,000 people worldwide and had a turnover of S$12.6 billion (US$7.64 billion) and net profit after tax of S$3.27 billion (US$1.98 billion) for the year ended 31 March 2005. More information can be found @ www.singtel.com and www.optus.com.au.

About PBTL

Pacific Bangladesh Telecom Limited (PBTL), which operates under the established brand name of CityCell, commenced commercial operations in 1993 utilising AMPS technology and deployed CDMA One technology in April 1999.

CityCell is the only cellular operator in Bangladesh that holds a country-wide fixed and mobile cellular licence. Operating in a country with a population of 140 million people with only 3.9% of the population owning a mobile phone, prospects for growth are tremendous.

CityCell employs more than 600 people around the country. More information can be found @ www.citycell.com.

About the Pacific Group

The Pacific Group is one of the largest privately owned business groups in Bangladesh employing about 5,600 employees. The Group's subsidiaries include Pacific Motors Limited (PML) which owns PBTL. PML has been the sole distributor for Japan's Nissan Motor Company in Bangladesh since 1973 and currently has more than 50 per cent market share of the brand-new passenger vehicle imports into Bangladesh.

The Pacific Group is the major shareholder of Arab Bangladesh Bank, which is the third largest private commercial bank in Bangladesh with 65 local and two overseas branches and is listed on the Dhaka and Chittagong Stock Exchanges. The Pacific Group also owns about 44 per cent of Therapeutics (Bangladesh) Limited, a public limited company listed with both Stock Exchanges, which operates its own pharmaceutical factory and is a contract manufacturer for multinational pharmaceutical companies.

Singapore Telecommunications Limited

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	02-Jun-2005 17:34:51
Announcement No.	00050

>> Announcement Details
The details of the announcement start here ...



Announcement Title *	Announcement on Purchase and Subscription of shares in Pacific Bangladesh Telecom Limited
Description	
Attachments:	314-sgx.pdf Total size = **85K** (2048K size limit recommended)

Close Window

Approved by PP


SEC MAIL PROCESSING
RECEIVED
JUN 08 2005
WASH, D.C.
209
SECTION

Jennifer Lim Lay Khim

From: ASX.Online@asx.com.au
Sent: Thursday, June 02, 2005 5:42 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release


PDF
Adobe
235152.pdf (115 KB)

ASX confirms the release to the market of Doc ID: 235152 as follows: Release Time: 02-Jun-2005 19:41:56 ASX Code: SGT File Name: 235152.pdf Your Announcement Title: Purchase & Subscription of shares in Pacific Bangladesh Tele

SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company registration number: 199201624D

ANNOUNCEMENT PURSUANT TO CLAUSE 704 OF THE SGX LISTING MANUAL

PURCHASE AND SUBSCRIPTION OF SHARES IN PACIFIC BANGLADESH TELECOM LIMITED

Singapore Telecommunications Limited ("SingTel") wishes to announce that SingTel Asia Pacific Investments Pte Ltd ("STAPI"), a wholly-owned subsidiary of Singapore Telecom Mobile Pte Ltd, has invested US$118 million for a 45 per cent equity stake in Pacific Bangladesh Telecom Limited ("PBTL"). Of this investment, US$90 million will be applied towards the subscription of new shares.

The investment comprises both new and existing shares of PBTL, whereby STAPI has:

1. subscribed for 1,527,273 ordinary shares of par value Tk. 100 (or "Taka", the lawful currency of Bangladesh) each for a cash consideration of US$90 million in PBTL or US$58.93 per share; and

2. purchased a further 1,680,000 ordinary shares of par value Tk. 100 from Pacific Motors Limited ("PML") for a cash consideration of US$28 million or US$16.67 per share

The blended pre-investment equity valuation of PBTL is US$206 million.

As at 31 December 2004, the audited net book value of the shares acquired was approximately US$15 million[1]. The consideration was arrived at on a willing-buyer willing-seller basis, taking into account PBTL's expected future cash flows.

In addition, STAPI has been granted a call option to increase its equity interest in PBTL to 60 per cent for an additional US$65 million in accordance with the option agreement. The call option can be exercised between 1 April 2007 and 30 June 2007.

PBTL, a member of the Pacific Group, operates a nation-wide CDMA (code-division multiple access) network in Bangladesh.

Of the subscription monies of US$90 million, approximately US$35 million has been paid into an escrow account with an international bank in Bangladesh to meet potential warranty claims by STAPI. The monies will be released to PBTL from the escrow account in accordance with the terms of the share purchase and subscription agreement.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 2 June 2005

[1] Based on Bangladeshi generally accepted accounting principles.


Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	01-Jun-2005 18:29:04
Announcement No.	00116

>> Announcement Details

The details of the announcement start here ...



Announcement Title *	Monthly Report on quotation of CHESS Units of Foreign Financial Products relating to shares of Singapore Telecommunications Limited on the Australian Stock Exchange Limited
Description	Attached is an announcement made by Singapore Telecommunications Limited to the Australian Stock Exchange Limited ("ASX") today, as required by ASX in accordance with its quotation arrangements.
Attachments:	App3B-310505-sgx.pdf Total size = **317K** (2048K size limit recommended)


Close Window


SEC MAIL PROCESSING
RECEIVED
JUN 0 8 2005
WASH, D.C.
209
SECTION

Lee Bee Chin

From: ASX.Online@asx.com.au
Sent: 01 June, 2005 6:13 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



234837.pdf

ASX confirms the release to the market of Doc ID: 234837 as follows:
Release Time: 01-Jun-2005 20:12:43
ASX Code: SGT
File Name: 234837.pdf
Your Announcement Title: Top 20 holders of CUFS as at 31 May 2005

Lee Bee Chin

From: ASX.Online@asx.com.au
Sent: 01 June, 2005 6:10 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



234835.pdf

ASX confirms the release to the market of Doc ID: 234835 as follows:
Release Time: 01-Jun-2005 20:09:31
ASX Code: SGT
File Name: 234835.pdf
Your Announcement Title: Appendix 3B

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests ("CDIs") issued over ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	At 29 April 2005 733,050,108 Net transfers* (12,929,360) At 31 May 2005 720,120,748 * Transfers between CDIs and ordinary shares listed on the Stock Exchange of Singapore Exchange Securities Trading Limited ("SGX-ST")
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See item 1 above

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Transfers between CDIs and ordinary shares listed on SGX-ST
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	See item 2 above

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	720,120,748 (as at 31 May 2005)	CDIs issued over ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,925,587,918 (as at 31 May 2005)	Unquoted ordinary shares (including 10,413,676,799 ordinary shares held by Temasek Holdings (Private) Limited) which are listed on the SGX-ST
		127,801,362 (as at 31 May 2005)	Singapore Telecom Share Option Scheme 1999 Options

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1 (item 2)

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

+ See chapter 19 for defined terms.

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  Date: 1 June 2005

Print name: Chan Su Shan (Ms)
Company Secretary

+ See chapter 19 for defined terms.

SINGAPORE TELECOMMUNICATIONS LIMITED
ARBN 096701567

Top 20 holders of CUFS HELD IN SGT (1:1)

FPO - CUFS HELD IN SGT (1:1)

Rank	Name	Units	% of CUFS
1	WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW	145,126,659	20.15
2	J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW	90,424,877	12.56
3	NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC	87,984,157	12.22
4	COGENT NOMINEES PTY LIMITED PO BOX R209 ROYAL EXCHANGE NSW	25,425,426	3.53
5	UBS NOMINEES PTY LTD <PRIME BROKING A/C> LEVEL 25 1 FARRER PLACE GOVERNOR PHILLIP TOWER SYDNEY NSW	21,363,089	2.97
6	CITICORP NOMINEES PTY LIMITED GPO BOX 764G MELBOURNE VIC	19,751,029	2.74
7	CITICORP NOMINEES PTY LIMITED <CFS WSLE IMPUTATION FND A/C> GPO BOX 764G MELBOURNE VIC	19,035,753	2.64
8	CITICORP NOMINEES PTY LIMITED <CFS WSLE AUST SHARE FND A/C> GPO BOX 764G MELBOURNE VIC	17,172,396	2.38
9	WESTPAC FINANCIAL SERVICES LIMITED C/- WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW	15,884,073	2.21
10	ANZ NOMINEES LIMITED GPO BOX 2842AA MELBOURNE VIC	13,145,033	1.83
11	CITICORP NOMINEES PTY LIMITED <CFS WSLE 452 AUST SHARE A/C> GPO BOX 764G MELBOURNE VIC	12,727,313	1.77
12	CITICORP NOMINEES PTY LIMITED <CFS IMPUTATION FUND A/C> GPO BOX 764G MELBOURNE VIC	12,439,447	1.73
13	IAG NOMINEES PTY LIMITED LEVEL 8 388 GEORGE STREET SYDNEY NSW	12,219,957	1.70
14	CITICORP NOMINEES PTY LIMITED <CFS WSLE INDUSTRIAL SHR A/C> GPO BOX 764G MELBOURNE VIC	12,075,410	1.68
15	AMP LIFE LIMITED PO BOX R209 ROYAL EXCHANGE NSW	10,210,081	1.42
16	PSS BOARD C/O J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW	9,722,726	1.35
17	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED GPO BOX 5430 SYDNEY NSW	8,148,208	1.13
18	SUNCORP CUSTODIAN SERVICES PTY LIMITED <AET> GPO BOX 519 BRISBANE QLD	7,885,000	1.09
19	WESTPAC LIFE INSURANCE SERVICES LIMITED C/- WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW	7,636,052	1.06
20	CSS BOARD C/O J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW	7,141,972	0.99
Total		555,518,658	77.15